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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

  Swamp Hall Properties, L.P.
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  (Last)                             (First)                         (Middle)

 1600 Rockland Road
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                                     (Street)

 Wilmington                          Delaware                         19803
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  (City)                             (State)                          (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

                    12/22/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   51-0385980
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4. Issuer Name AND Ticker or Trading Symbol

        Arvida/JMB Partners, L.P. XXAAU
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5. Relationship of Reporting Person(s) to Issuer:
       (Check all applicable)


                 Director                   X     10% Owner
           -----                           ------

                 Officer (give                    Other (Specify
           -----           title below)    ------         below)



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6. If Amendment, Date of Original       (Month/Day/Year)



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7. Individual or Joint/Group Filing     (Check Applicable Line)



 X  Form filed by One Reporting Person
-----

    Form filed by More than One Reporting Person
-----


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            Table 1 -- Non-Derivative Securities Beneficially Owned

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
1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 4)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
---------------------------    ---------------------------      ----------------        ------------------------------------------


units of limited partnership interest   106,200.4399            I
---------------------------    ---------------------------      ----------------        ------------------------------------------
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

---------------------------    ---------------------------      ----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


*If the form is filed by more than one reporting person, see Instruction
 5(b)(v).


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
FORM 3 (continued)



        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
- ---------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
   (Instr. 4)                        cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                    ------- ------- ---------------------------------                   Indirect (I)
                                    Date    Expira-                            Amount                   (Instr. 5)
                                    Exer-   tion                               or
                                    cisable Date             Title             Number
                                                                               of
                                                                               Shares
- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------
   N/A
- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

- -------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------
- ---------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

* See Attachment

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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
           Attachment to Form 3 filed by Swamp Hall Propertied, L.P.
  Reporting Beneficial Ownership of units of limited partnership of Arvida/JMB
                                 Partners, L.P.

Dated April 3, 1999

Explanation of Response: Pursuant to Instruction 5(b)(v), Swamp Hall Properties, L.P. (the "Swamp Hall") is the Reporting Person. The Alfred I. duPont Testamentary Trust (the "Trust") is the sole limited partner of Swamp Hall and owns all of the outstanding stock in the corporate general partner of Swamp Hall. The St. Joe Company (the "Parent") and St. Joe Capital II, Inc. (the "Purchaser") purchased units of limited partnership interest of Arvida/JMB Partners, L.P. (the "Issuer"). The Trustees of the Trust also constitute all of the directors of the Nemours Foundation (the "Foundation"), which also directly and beneficially owns shares of common stock of the Parent and units of the Issuer. The beneficial ownership of the common stock of the Parent by Swamp Hall, the Rockland Company, the Trust, the Trustees and the Foundation has reported on respective Forms 4 previously filed with the Commission on March 10, 1998 and January 28, 1999. 106,200.4339 units of the Issuer reported as being beneficially owned by Swamp Hall are jointly owned by the Parent and the Purchaser. Swamp Hall may be deemed the beneficial owner of such units of the Issuer by virtue of the fact that Swamp Hall directly owns 49,643,292 shares, representing 56.34%(1) of the outstanding common stock of the Parent. Swamp Hall declares that by filing this Form 3, Swamp Hall is not admitting beneficial ownership of any shares of the common stock of the Issuer directly owned by the Parent and disclaims the existence of, and its membership in, any "group" that includes the Parent as a member.

(1) This percentage is based on the number of shares issued and outstanding on March 12, 1999 in the Parent's Annual Report on Form 10-K, dated March 30, 1999, the Parent's last public announcement as to the number of its shares of outstanding common stock.




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                    /s/     Swamp Hall Properties, L.P.


                    By:/s/John F. Porter, III
                       ---------------------------------------
                       John F. Porter, III, President of
                       The Rockland Company, the managing general partner of Swamp Hall Properties, L.P.
                       (Duly Authorized Representative)






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